                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Odyssey Re Holdings Corp.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    67612W108
                                    ---------
                                 (CUSIP Number)

                                Eric P. Salsberg
                        Vice President, Corporate Affairs
                       Fairfax Financial Holdings Limited
                      95 Wellington Street West, Suite 800
                        Toronto, Ontario, Canada, M5J 2N7
                            Telephone: (416) 367-4941
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                             Christopher J. Cummings
                             Shearman & Sterling LLP
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484

                                 October 6, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule became of
              Rule 13d-1(b)(3) or (4), check the following box [ ].

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other
                 provisions of the Act (however, see the Notes).

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 2 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | V. Prem Watsa
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Canada
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,000
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,000
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,000
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          IN
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 3 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | 1109519 ONTARIO LIMITED
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Ontario, Canada
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,400
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,400
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,400
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 4 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | THE SIXTY TWO INVESTMENT COMPANY LIMITED
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | British Columbia
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,400
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,400
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,400
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 5 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | 810679 ONTARIO LIMITED
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Ontario, Canada
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,400
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,400
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,400
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 6 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | FAIRFAX FINANCIAL HOLDINGS LIMITED
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Canada
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,400
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,400
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,400
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 7 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | FFHL GROUP LTD.
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Canada
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,400
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,400
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,400
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 8 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | FAIRFAX INC.
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Wyoming
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  55,464,400
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  55,464,400
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           55,464,400
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               80.1
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                        | Page 9 of 39
                         |                                        | Pages
                         |                                        |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | FAIRFAX FINANCIAL (US) LLC
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Delaware
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  4,300,000
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  4,300,000
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                            4,300,000
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)                6.2
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                       | Page 10 of 39
                         |                                       | Pages
                         |                                       |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | TIG HOLDINGS, INC.
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Delaware
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  47,200,000
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  47,200,000
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           47,200,000
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               68.2
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                       | Page 11 of 39
                         |                                       | Pages
                         |                                       |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | TIG INSURANCE GROUP INC.
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | California
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  47,200,000
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  47,200,000
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           47,200,000
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               68.2
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                       | Page 12 of 39
                         |                                       | Pages
                         |                                       |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | TIG INSURANCE COMPANY
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | California
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  12,660,966
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  12,660,966
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                           12,660,966
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)               18.3
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                       | Page 13 of 39
                         |                                       | Pages
                         |                                       |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | ORH HOLDINGS INC.
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Delaware
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  6,166,667
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  6,166,667
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                            6,166,667
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)                8.9
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                                       13D

--------------------------------------------------------------------------------
CUSIP No. 67612W108      |                                       | Page 14 of 39
                         |                                       | Pages
                         |                                       |
--------------------------------------------------------------------------------
(1)      | Name of Reporting Person
         | UNITED STATES FIRE INSURANCE COMPANY
         |
---------|----------------------------------------------------------------------
(2)      | Check the Appropriate Box if a Member of a Group     (a)  [ ]
         |                                                      (b)  [X]
---------|----------------------------------------------------------------------
(3)      | SEC Use Only
         |
---------|----------------------------------------------------------------------
(4)      | Source of Funds
         | OO
---------|----------------------------------------------------------------------
(5)      | Check box if Disclosure of Legal Proceedings is Required Pursuant to
         | Item 2(d) or 2(e).          [ ]
         |
---------|----------------------------------------------------------------------
(6)      | Citizenship or Place of Organization
         | Delaware
         |
--------------------------------------------------------------------------------
                                               | (7) |  Sole Voting Power
                                               |     |
                                               |--------------------------------
                                               |     |
                 Number of                     | (8) |  Shared Voting Power
            Shares Beneficially                |     |  800,000
                   Owned                       |--------------------------------
                  by Each                      |     |
                 Reporting                     | (9) |  Sole Dispositive Power
                Person With                    |     |
                                               |--------------------------------
                                               | (10)|  Shared Dispositive Power
                                               |     |  800,000
                                               |     |
--------------------------------------------------------------------------------
(11)     | Aggregate Amount Beneficially Owned by each
         | Reporting Person                                              800,000
         |
---------|----------------------------------------------------------------------
(12)     | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         | (See Instructions)         [ ]
         |
---------|----------------------------------------------------------------------
(13)     | Percent of Class Represented by Amount in Row (11)                1.2
---------|----------------------------------------------------------------------
(14)     | Type of Reporting Person (See Instructions)          CO
--------------------------------------------------------------------------------

                  This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 27, 2001 by V. Prem Watsa, The Sixty Two Investment Company Limited, Fairfax Financial Holdings Limited ("Fairfax"), Odyssey Re Holdings Ltd., Odyssey Re Group Ltd., Fairfax Inc., TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, and ORH Holdings Inc., as amended by Amendment No. 1 thereto filed on March 7, 2003 and by Amendment No. 2 thereto filed on November 23, 2005 (such schedule, as amended, the "Schedule 13D") in relation to shares of common stock, par value $0.01 per share, of Odyssey Re Holdings Corp. ("Shares").

                  Amendment No. 1 to the Schedule 13D related to the purchase by Fairfax, through a subsidiary, pursuant to a master note purchase agreement, dated as of March 3, 2003, of 4,300,000 outstanding Shares (the "2003 Purchased Shares") in a private transaction. As consideration for the Purchased Shares, a subsidiary of Fairfax issued $78,045,000 aggregate principal amount of 3.15% Exchangeable Notes due February 28, 2010 (the "Old Exchangeable Notes"), exchangeable into 4,300,000 Shares.

                  Amendment No. 2 to the Schedule 13D related to the purchase (the "2004 Purchase") by a subsidiary of Fairfax of its $78,045,000 aggregate principal amount of Old Exchangeable Notes in a private transaction. As consideration, the subsidiary issued $100,964,000 aggregate principal amount of new 3.15% Exchangeable Notes due November 19, 2009 (the "New Exchangeable Notes"). The New Exchangeable Notes are exchangeable into 4,300,000 Shares. The Old Exchangeable Notes have been cancelled.

                  This Amendment No. 3 to the Schedule 13D relates to the purchase (the "Purchase") by a subsidiary of Fairfax of 3,100,000 Shares in Odyssey Re Holdings Corp.'s underwritten public offering of 4,100,000 Shares made pursuant to Odyssey Re Holdings Corp.'s prospectus supplement dated October 6, 2005, filed with the Securities and Exchange Commission on October 7, 2005.

                  The following amendments to Items 2, 3, 4, 5, 6 and 7 of the
Schedule 13D are hereby made.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

                  1. V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

                  2. 1109519 Ontario Limited ("1109519"), a corporation incorporated under the laws of Ontario, is controlled by
                        V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7;

                  3. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

                  4. 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario, is controlled by
                        V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  5. Fairfax, a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  6. FFHL Group Ltd., a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Fairfax. The principal business of FFHL Group Ltd. is as a holding company. The principal business address and principal office address of FFHL Group Ltd. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

                  7. Fairfax Inc., a corporation incorporated under the laws of Wyoming, is a wholly-owned subsidiary of Fairfax. The principal business of Fairfax Inc. is as a holding company. The principal business address and principal office address of Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902;

                  8. Fairfax Financial (US) LLC ("Fairfax LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Fairfax. The sole member of Fairfax LLC is Fairfax Inc. The principal business of Fairfax LLC is as a holding company. The principal business address and principal office address of Fairfax LLC is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  9. TIG Holdings, Inc., a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of TIG Holdings, Inc. is as a holding company. The principal business address and principal office address of TIG Holdings, Inc. is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  10. TIG Insurance Group Inc., a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG Insurance Group is as a holding company. The principal business address and principal office address of TIG Insurance Group is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  11. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a majority-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 5205 North O'Connor Blvd., Irving, Texas 75039;

                  12. ORH Holdings Inc. ("ORH"), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of ORH is as a holding company. The principal business address and principal office address of ORH is 300 First Stamford Place, Stamford, Connecticut 06902; and

                  13. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business address and principal office address of US Fire is 305 Madison Avenue, P.O. Box 1973, Morristown, New Jersey 07962.

                  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, FFHL Group Ltd., Fairfax Inc., Fairfax LLC, TIG Holdings, Inc., TIG Insurance Group, TIG, ORH or US Fire that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director, or each member of the board of managers, as applicable, of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K or L, as the case may be, and such Annexes are incorporated herein by reference.

                  Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

                  During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K or L have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  Fairfax Inc. purchased the 3,100,000 Shares for an aggregate purchase price of $77,376,000. The source of funds for the purchase was cash.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "The 2003 Purchased Shares were acquired and the 2004 Purchase and the Purchase were made by Fairfax for investment purposes and in order for Odyssey Re Holdings Corp. ("OdysseyRe") to be included in Fairfax's U.S. consolidated tax group so as to more quickly use Fairfax's future income tax asset and to allow for the cash flow benefit of receiving tax sharing payments from OdysseyRe.

                  The Reporting Persons have the following plans and proposals:

                  (a) The Reporting Persons currently do not intend to acquire or dispose of Shares, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in OdysseyRe, including the price and availability of the Shares, subsequent developments affecting OdysseyRe's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in OdysseyRe;

                  (b) The Reporting Persons have no plans or proposals to cause OdysseyRe to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of OdysseyRe or any of its subsidiaries;

                  (c) The Reporting Persons have no plans or proposals to cause OdysseyRe or any of its subsidiaries to sell or transfer a material amount of assets;

                  (d) The Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of OdysseyRe, whether through a change in the number or term of directors or otherwise;

                  (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of OdysseyRe;

                  (f) The Reporting Persons have no plans or proposals to cause OdysseyRe to make any other material change in its business or corporate structure;

                  (g) The Reporting Persons have no plans or proposals to cause OdysseyRe to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of OdysseyRe by any person;

                  (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;

                  (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to
Section 12(g) of the Exchange Act; and

                  (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above."

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.

                  Andrew A. Barnard acquired 202,135 Shares pursuant to the Odyssey Re Holdings Corp. Restricted Share Plan on September 14, 2005.

                  To the best knowledge of the Reporting Persons, the following persons beneficially own the following amounts of Shares and have sole voting power and sole dispositive power with respect to such Shares, except that Mr. Griffiths shares voting and dispositive power over 5,000 of such Shares with Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths (in each case the amount of Shares accounts for less than 1% of the total outstanding amount of Shares):

                  James F. Dowd                     12,549
                  Andrew A. Barnard:               471,482
                  Anthony Griffiths:                 8,750

                  Robbert Hartog                     3,750
                  Brandon W. Sweitzer                3,500
                  Frank B. Bennett                   2,800
                  Samuel A. Mitchell                 1,000

                  (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

                  (e)      Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                  Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

                  "Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K or L has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of OdysseyRe, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.

                  On October 6, 2005, Fairfax Inc. agreed to purchase 3,100,000 Shares in OdysseyRe's underwritten public offering of 4,100,000 Shares made pursuant to OdysseyRe's prospectus supplement dated October 6, 2005 filed with the Securities and Exchange Commission on 7, 2005. The closing of the Purchase occurred on October 12, 2005.

                  Pursuant to a master note purchase agreement among Fairfax LLC, the Purchaser, Fairfax, as guarantor, and Banc of America Securities LLC, as agent, dated as of November 19, 2004 (the "Master Note Purchase Agreement"), in consideration for the Old Exchangeable Notes, Fairfax LLC issued (1) $68,092,000 aggregate principal amount of New Exchangeable Notes that are exchangeable into 2,900,000 Shares at the option of the Purchaser during the period beginning on and including November 3, 2006 through and including November 17, 2006, such date the "Exchange Period End Date" for such Exchangeable Notes and (2) $32,872,000 aggregate principal amount of New Exchangeable Notes that are exchangeable into 1,400,000 Shares at the option of the Purchaser during the period beginning on and including August 4, 2006 through and including August 18, 2006, such date the "Exchange Period End Date" for such Exchangeable Notes. The Old Exchangeable Notes have been cancelled. In addition, under the Master Note Purchase Agreement, the New Exchangeable Notes are exchangeable at the option of the Purchaser if at any time prior to the applicable Exchange Period End Date (a) OdysseyRe shall declare either (i) a dividend on the Shares to be paid in property other than cash or Shares or (ii) a quarterly cash dividend in excess of $0.03125 per Share, or (b) Fairfax LLC fails to reimburse the Purchaser for certain costs. The performance of Fairfax LLC's obligations under the New Exchangeable Notes has been guaranteed by Fairfax and, pursuant to a pledge agreement among Fairfax LLC, the Purchaser, and Banc of America

Securities LLC, as agent, dated as of November 19, 2004 (the "Pledge Agreement"), secured by a pledge of the 2003 Purchased Shares in favor of the Purchaser. Immediately following the 2004 Purchase, the Purchaser transferred the New Exchangeable Notes to Intrepid Portfolios LLC ("Intrepid"), an affiliate of Bank of America, N.A. In addition, the Purchaser transferred its rights and obligations, and Intrepid assumed the Purchaser's rights and obligations, under the Master Note Purchase Agreement and the Pledge Agreement.

                  OdysseyRe has entered into a registration rights agreement with TIG and ORH. The registration rights agreement includes rights to require OdysseyRe to register the offer and sale of Shares held by TIG and ORH on up to three different occasions. Each of TIG and ORH may also require OdysseyRe to file registration statements on Form S-3. The registration rights agreement also includes the right to require OdysseyRe to include OdysseyRe common stock held by TIG and ORH in up to three future registration statements that OdysseyRe files with the Securities and Exchange Commission. Under the agreement, OdysseyRe also provides TIG and ORH with the right to participate in any securities offerings by OdysseyRe in order to maintain their percentage ownership. These rights are subject to various conditions and limitations. Under the registration rights agreement, OdysseyRe will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act.

                  Messrs. Andrew A. Barnard, James F. Dowd, Frank B. Bennett, Robbert Hartog, Anthony Griffiths and Brandon W. Sweitzer have been granted stock options to purchase Shares in the amount of 37,500, 11,250, 3,750, 3,750, 2,500 and 2,500, respectively, under the OdysseyRe 2002 Stock Incentive Plan that have not been exercised."

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:



                  3.1 Joint filing agreement dated as of October 12, 2005 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited, Fairfax Inc., Fairfax Financial (US) LLC, TIG Holdings, Inc., TIG Insurance Group, TIG Insurance Company, ORH Holdings Inc., and United States Fire Insurance Company.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 12th day of October, 2005.


                                  V. PREM WATSA

                                  /s/ V. Prem Watsa
                                 ----------------------------------------------



                                  1109519 ONTARIO LIMITED


                                  By:  /s/ V. Prem Watsa
                                       -----------------------------------------
                                       Name:   V. Prem Watsa
                                       Title:  President




                                  THE SIXTY TWO INVESTMENT
                                  COMPANY LIMITED



                                  By:  /s/ V. Prem Watsa
                                       -----------------------------------------
                                       Name:   V. Prem Watsa
                                       Title:  President




                                  810679 ONTARIO LIMITED


                                  By:  /s/ V. Prem Watsa
                                       -----------------------------------------
                                       Name:   V. Prem Watsa
                                       Title:  President

                                  FAIRFAX FINANCIAL HOLDINGS LIMITED



                                  By:  /s/ Eric P. Salsberg
                                       -----------------------------------------
                                       Name:   Eric P. Salsberg
                                       Title:  Vice President, Corporate Affairs




                                  FFHL GROUP LTD.


                                  By:  /s/ Eric P. Salsberg
                                       -----------------------------------------
                                       Name:   Eric P. Salsberg
                                       Title:  Vice President




                                  FAIRFAX INC.


                                  By:  /s/ Eric P. Salsberg
                                       -----------------------------------------
                                       Name:   Eric P. Salsberg
                                       Title:  Vice President



                                  FAIRFAX FINANCIAL (US) LLC.


                                  By:  /s/ Bradley P. Martin
                                       -----------------------------------------
                                       Name:   Bradley P. Martin
                                       Title:  Vice President


                                  TIG HOLDINGS, INC.


                                  By:  /s/ R. Scott Donovan
                                       -----------------------------------------
                                       Name:   R. Scott Donovan
                                       Title:  President

                                  TIG INSURANCE GROUP


                                  By:  /s/ R. Scott Donovan
                                       -----------------------------------------
                                       Name:   R. Scott Donovan
                                       Title:  President




                                  TIG INSURANCE COMPANY


                                  By:  /s/ R. Scott Donovan
                                       -----------------------------------------
                                       Name:   R. Scott Donovan
                                       Title:  President




                                  ORH HOLDINGS INC.


                                  By:  /s/ Eric P. Salsberg
                                       -----------------------------------------
                                       Name:   Eric P. Salsberg
                                       Title:  Vice President



                                  UNITED STATES FIRE INSURANCE COMPANY


                                  By:  /s/ Carol Ann Soos
                                       -----------------------------------------
                                       Name:   Carol Ann Soos
                                       Title:  Vice President

                                   ANNEX INDEX
                                   -----------

ANNEX              DESCRIPTION
-----              -----------

  A                Directors and Executive Officers of 1109519 Ontario Limited

  B                Directors and Executive Officers of The Sixty Two Investment
                   Company Limited

  C                Directors and Executive Officers of 810679 Ontario Limited

  D                Directors and Executive Officers of Fairfax Financial
                   Holdings Limited

  E                Directors and Executive Officers of FFHL Group Ltd.

  F                Directors and Executive Officers of Fairfax Inc.

  G                Members of the Board of Managers and Executive Officers of
                   Fairfax Financial (US) LLC

  H                Directors and Executive Officers of TIG Holdings, Inc.

  I                Directors and Executive Officers of TIG Insurance Group

  J                Directors and Executive Officers of TIG Insurance Company

  K                Directors and Executive Officers of ORH Holdings Inc.

  L                Directors and Executive Officers of United States Fire
                   Insurance Company

                                       26

                                                                         ANNEX A



                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             1109519 ONTARIO LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               --------------------------------------------    -----------
V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax      Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited



                                                                         ANNEX B


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    THE SIXTY TWO INVESTMENT COMPANY LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               ---------------------------------------------  -----------

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs, Fairfax     Canadian
(Assistant Secretary and Director)                 Financial Holdings Limited




                                                                         ANNEX C


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             810679 ONTARIO LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.



                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED              CITIZENSHIP
----                                               ---------------------------------------------   -----------

V. Prem Watsa                                      Chairman and Chief Executive Officer,           Canadian
(President and Director)                           Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Eric P. Salsberg                                   Vice President, Corporate Affairs,              Canadian
(Assistant Secretary and Director)                 Fairfax Financial Holdings Limited


                                                                         ANNEX D

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                       FAIRFAX FINANCIAL HOLDINGS LIMITED

     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               ---------------------------------------------  -----------

V. Prem Watsa                                       Chairman and Chief Executive Officer,          Canadian
(Chairman and Chief Executive Officer)              Fairfax Financial Holdings Limited
                                                    95 Wellington Street West
                                                    Suite 800
                                                    Toronto, Ontario  M5J 2N7

Frank B. Bennett                                    President, Artesian Management Inc.            United States
(Director)                                          301 Carlson Parkway, Suite 120
                                                    Minnetonka, MN 55305

Robbert Hartog                                      President, Robhar Investments Ltd.             Canadian
(Director)                                          R.R. #1
                                                    Perkinsfield, Ontario  L0L 2J0

Anthony Griffiths                                   Independent Business Consultant                Canadian
(Director)                                          Toronto, Ontario, Canada

Brandon W. Sweitzer                                 Senior Advisor to the President of the         United States
(Director)                                          Chamber of Commerce of The United States
                                                    1615 H Street, NW
                                                    Washington, DC 20062

Paul Murray                                         President, Pine Smoke Investments              Canadian
                                                    Toronto, Ontario  Canada

Greg Taylor                                         Vice President and Chief                       Canadian
(Vice President and Chief Financial Officer)        Financial Officer, Fairfax
                                                    Financial Holdings Limited

Eric P. Salsberg                                    Vice President, Corporate Affairs,             Canadian
(Vice President, Corporate Affairs)                 Fairfax Financial Holdings Limited

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               ---------------------------------------------  -----------

Paul Rivett                                          Vice President,                                Canadian
(Vice President)                                     Fairfax Financial Holdings Limited

                                                                         ANNEX E

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 FFHL GROUP LTD.

     The following table sets forth certain information with respect to the directors and executive officers of FFHL Group Ltd.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

James F. Dowd                                      President and Chief Executive Officer,         United States
(Chairman)                                         Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07960

Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Bradley P. Martin                                  Vice President,                                Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited

Ronald Schokking                                   Vice President, Finance,                       Canadian
(Vice President)                                   Fairfax Financial Holdings Limited

M. Jane Williamson                                 Vice President,                                Canadian
(Director)                                         Fairfax Financial Holdings Limited


                                                                         ANNEX F

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  FAIRFAX INC.

     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------
Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

James F. Dowd                                      Chairman, President and Chief Executive        United States
(Chairman, President and Chief Executive Officer)  Officer, Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07906

Ronald Schokking                                   Vice President, Finance,                       Canadian
(Vice President)                                   Fairfax Financial Holdings Limited


Roland W. Jackson                                  Vice President, Treasurer and Director,        United States
(Vice President, Treasurer and Director)           Fairfax Inc.

Trevor J. Ambridge                                 Vice President                                 Canadian
(Vice President)                                   Fairfax Inc.

                                                                         ANNEX G

           MEMBERS OF THE BOARD OF MANAGERS AND EXECUTIVE OFFICERS OF
                           FAIRFAX FINANCIAL (US) LLC

     The following table sets forth certain information with respect to the members of the board of managers and executive officers of Fairfax Financial
(US) LLC.


                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

John K. Cassil                                     Assistant Secretary,                           United States
(President and Manager)                            TIG Insurance Company
                                                   5205 North O'Connor Blvd.
                                                   Irving, Texas 75039

Roland Jackson                                     Vice President,                                United States
(Manager)                                          Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07906

William McManus                                    Managing Director,                             United States
(Manager)                                          Horizon Management, Inc.
                                                   8318 Pineville-Matthews Road
                                                   Suite 390 G
                                                   Charlotte, NC 28226

Bradley P. Martin                                  Vice President,                                Canadian
(Vice President)                                   Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7


                                                                         ANNEX H

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG HOLDINGS, INC.

     The following table sets forth certain information with respect to the directors and executive officers of TIG Holdings, Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

V. Prem Watsa                                      Chairman and Chief Executive Officer,          Canadian
(Chairman and Director)                            Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario  M5J 2N7

Trevor J. Ambridge                                 Vice President,                                Canadian
(Director)                                         Fairfax Inc.
                                                   305 Madison Avenue
                                                   Morristown, NJ  07906

Dennis C. Gibbs                                    Chief Executive Officer and Director,          United States
(Chief Executive Officer and Director)             TIG Insurance Company

R. Scott Donovan                                   President and Director,                        United States
(President and Director)                           TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief Financial Officer    Officer and Treasurer and Director,
and Treasurer)                                     TIG Insurance Company

                                                                         ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TIG INSURANCE GROUP

     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Group.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

R. Scott Donovan                                   President and Director,                        United States
(President and Director)                           TIG Insurance Company
                                                   5205 North O'Connor Blvd.,
                                                   Irving, Texas 75039

Dennis C. Gibbs                                    Chief Executive Officer and Director,          United States
(Chief Executive Officer and Director)             TIG Insurance Company

Charles G. Ehrlich                                 Senior Vice President, Secretary and           United States
(Senior Vice President, General Counsel and        General Counsel
Secretary)                                         Riverstone Claims Management LLC
                                                   250 Commercial Street, Suite 5000
                                                   Manchester, NH 03101

Michael J. Sluka                                   Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
Treasurer, and Director)                           TIG Insurance Company

William J. Gillett                                 Managing Director -- Europe,                   United States
(Director)                                         RiverStone Holdings Limited
                                                   2nd Floor, Mind House
                                                   77 Mansell St.
                                                   London, UK E18AF

                                                                         ANNEX J

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              TIG INSURANCE COMPANY

     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               -------------------------------------------    -----------
Dennis C. Gibbs                                    Chairman, Chief Executive Officer and          United States
(Chairman, Chief Executive Officer and Director)   Director,
                                                   TIG Insurance Company

R. Scott Donovan                                   President and Director,                        United States
(President and Director)                           TIG Insurance Company

Charles G. Ehrlich                                 Senior Vice President, Secretary and           United States
(Senior Vice President and Director)               General Counsel
                                                   Riverstone Claims Management LLC
                                                   250 Commercial Street, Suite 5000
                                                   Manchester, NH 03101

John M. Parker                                     Senior Vice President, General Counsel, and    United States
(Senior Vice President, General Counsel, and       Secretary,
Secretary)                                         TIG Insurance Company

Robert L. Gossett                                  Senior Vice President and Director,            United States
(Senior Vice President and Director)               TIG Insurance Company

Michael J. Sluka                                   Senior Vice President, Chief Financial         United States
(Senior Vice President, Chief Financial Officer,   Officer, Treasurer and Director,
Treasurer and Director)                            TIG Insurance Company

                                                                         ANNEX K

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                ORH HOLDINGS INC.

     The following table sets forth certain information with respect to the directors and executive officers of ORH Holdings Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

Andrew A. Barnard                                  President and Chief Executive Officer,         United States
(President)                                        Odyssey Re Holdings Corp.
                                                   300 First Stamford Place,
                                                   Stamford, Connecticut 06902

Eric P. Salsberg                                   Vice President, Corporate Affairs,             Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited
                                                   95 Wellington Street West
                                                   Suite 800
                                                   Toronto, Ontario

Bradley P. Martin                                  Vice President,                                Canadian
(Vice President and Director)                      Fairfax Financial Holdings Limited


                                                                         ANNEX L

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      UNITED STATES FIRE INSURANCE COMPANY

     The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                   AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                   OF ANY CORPORATION OR OTHER ORGANIZATION IN
NAME                                               WHICH SUCH EMPLOYMENT IS CONDUCTED             CITIZENSHIP
----                                               --------------------------------------------   -----------

Nikolas Antonopoulos                               Chief Executive Officer and President,         United States
(Chief Executive Officer and Chairman)             Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries
                                                   305 Madison Avenue
                                                   Morristown, NJ 07962

Joseph F. Braunstein, Jr.                          President and Director,                        United States
(President and Director)                           United States Fire Insurance Company

Mary Jane Robertson                                Executive Vice President, Chief Financial      United States
(Executive Vice President, Chief Financial         Officer and Treasurer,
Officer, Treasurer and Director)                   Crum & Forster Holdings Corp. and various
                                                   other insurance subsidiaries

Dennis J. Hammer                                   Senior Vice President and Controller,          United States
(Senior Vice President and Controller)             United States Fire Insurance Company

                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------
   3.1               Joint filing agreement dated as of October 12, 2005 between V. Prem Watsa,
                     1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679
                     Ontario Limited, Fairfax Financial Holdings Limited, FFHL Group Limited,
                     Fairfax Inc., Fairfax Financial (US) LLC, TIG Holdings, Inc., TIG
                     Insurance Group, TIG Insurance Company, ORH Holdings Inc., and United
                     States Fire Insurance Company.
